Via EDGAR

January 6, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          Extraction Oil & Gas, Inc.

Registration Statement on Form S-1

File No. 333-215282

Ladies and Gentlemen:

On behalf of Extraction Oil & Gas, Inc., and pursuant to with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on January 10, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Extraction Oil & Gas, Inc.

January 6, 2017

Very truly yours,

EXTRACTION OIL & GAS, INC.

By:	/s/ Russell T. Kelly, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

cc:           Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.